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SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

AMENDMENT No. 2
SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THQ Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
with an Exercise Price Equal to or Greater than $27.00 per share
(Title of Class of Securities)

872443403
(CUSIP Number of Class of Securities)

Brian J. Farrell
27001 Agoura Road, Suite 325
Calabasas Hills, California 91301
(818) 871-5000
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copy To:
Catherine E. Albright, Esq.
Sidley Austin Brown & Wood LLP
555 West Fifth Street
Los Angeles, California 90013
(213) 896-6019

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$9,365,996	$809

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,494,614 shares of common stock of THQ Inc. having an aggregate value of $9,365,996 as of November 11, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003, equals $80.90 per $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$809	Filing party:	THQ Inc.
Form or Registration No.:	SC TO-I	Date Filed:	November 14, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 to Schedule TO is filed by THQ Inc. and amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on November 14, 2003, is the final amendment relating to THQ's offer to exchange certain options to purchase shares of its common stock held by eligible employees for replacement options. This amendment reports the results of the offer to exchange.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended to add the following:

        "The Offer expired at 5:00 p.m., Los Angeles time, on December 15, 2003. Pursuant to the Offer, we have accepted for cancellation options to purchase approximately 1,224,300 shares of our common stock, which represented approximately 88% of all eligible options. Subject to the terms and conditions of the Offer, we will grant replacement options to purchase approximately 759,100 shares of our common stock in exchange for the options cancelled in the Offer. We intend to grant the replacement options on June 21, 2004."

Item 12. Exhibits.

(a)(1)(A)**	Offer to Exchange Eligible Outstanding Stock Options, dated November 14, 2003.
(a)(1)(B)**	Transmittal Letter from Brian J. Farrell to Eligible Option Holders, dated November 14, 2003.
(a)(1)(C)**	Form of Personnel Option Status Report.
(a)(1)(D)**	Election Form.
(a)(1)(E)**	Change In Election Form.
(a)(1)(F)**	Form of Confirmation of Participation.
(a)(1)(G)**	Form of Confirmation of Change In Election.
(a)(1)(H)**	Form of Email Reminder to Eligible Option Holders.
(a)(1)(I)**	Form of Notice of Ineligibility.
(a)(1)(J)**	Form of Acceptance and Agreement to Grant Replacement Options.
(a)(1)(K)	THQ Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
(a)(1)(L)	THQ Inc.'s Transition Report on Form 10-KT for the three month transition period ended March 31, 2003, filed with the Securities and Exchange Commission on June 11, 2003, and incorporated herein by reference.
(a)(1)(M)	THQ Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 13, 2003, and incorporated herein by reference.
(a)(1)(N)*	First Amendment to Offer to Exchange Eligible Outstanding Stock Options, dated December 4, 2003.
(a)(1)(O)*	First Amendment to Election Form.
(a)(1)(P)*	Form of Email Notification to Eligible Option Holders of First Amendment to Offer to Exchange and First Amendment to Election Form.
(a)(1)(Q)***	Form of Email to Eligible Option Holders of Results of Stock Option Exchange Program.
(b)	Not applicable.
(d)(1)	THQ Inc.'s Amended and Restated 1997 Stock Option Plan, filed with the Securities and Exchange Commission as Appendix B to THQ Inc.'s Proxy Statement on Schedule 14A on July 3, 2003, and incorporated herein by reference.

2

(d)(2)	THQ Inc.'s Third Amended and Restated Nonexecutive Employee Stock Option Plan, filed with the Securities and Exchange Commission as Appendix C to THQ Inc.'s Proxy Statement on Schedule 14A on July 3, 2003, and incorporated herein by reference.
(d)(3)	Form of Stock Option Agreement for THQ Inc.'s Amended and Restated 1997 Stock Option Plan, filed as Exhibit 10.8 to THQ Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(4)	Form of Stock Option Agreement for THQ Inc.'s Nonexecutive Employee Stock Option Plan, filed with the Securities and Exchange Commission as Exhibit 4.10 to THQ Inc.'s Registration Statement on Form S-8 on June 21, 2002 (File No. 333-90986), and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 4, 2003.

**
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 14, 2003.

***
Filed herewith.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

THQ Inc.
	By:	/s/ WILLIAM GOODMEN William Goodmen, Senior Vice President—Human Resources and Administration
Dated: December 17, 2003

4

Exhibit Index

Exhibit Number	Description of Exhibit
(a)(1)(A)**	Offer to Exchange Eligible Outstanding Stock Options, dated November 14, 2003.
(a)(1)(B)**	Transmittal Letter from Brian J. Farrell to Eligible Option Holders, dated November 14, 2003.
(a)(1)(C)**	Form of Personnel Option Status Report.
(a)(1)(D)**	Election Form.
(a)(1)(E)**	Change In Election Form.
(a)(1)(F)**	Form of Confirmation of Participation.
(a)(1)(G)**	Form of Confirmation of Change In Election.
(a)(1)(H)**	Form of Email Reminder to Eligible Option Holders.
(a)(1)(I)**	Form of Notice of Ineligibility.
(a)(1)(J)**	Form of Acceptance and Agreement to Grant Replacement Options.
(a)(1)(K)	THQ Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
(a)(1)(L)	THQ Inc.'s Transition Report on Form 10-KT for the three month transition period ended March 31, 2003, filed with the Securities and Exchange Commission on June 11, 2003, and incorporated herein by reference.
(a)(1)(M)	THQ Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 13, 2003, and incorporated herein by reference.
(a)(1)(N)*	First Amendment to Offer to Exchange Eligible Outstanding Stock Options, dated December 4, 2003.
(a)(1)(O)*	First Amendment to Election Form.
(a)(1)(P)*	Form of Email Notification to Eligible Option Holders of First Amendment to Offer to Exchange.
(a)(1)(Q)***	Form of Email to Eligible Option Holders of Results of Stock Option Exchange Program.
(d)(1)	THQ Inc.'s Amended and Restated 1997 Stock Option Plan, filed with the Securities and Exchange Commission as Appendix B to THQ Inc.'s Proxy Statement on Schedule 14A on July 3, 2003, and incorporated herein by reference.
(d)(2)	THQ Inc.'s Third Amended and Restated Nonexecutive Employee Stock Option Plan, filed with the Securities and Exchange Commission as Appendix C to THQ Inc.'s Proxy Statement on Schedule 14A on July 3, 2003, and incorporated herein by reference.
(d)(3)	Form of Stock Option Agreement for THQ Inc.'s Amended and Restated 1997 Stock Option Plan, filed as Exhibit 10.8 to THQ Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(4)	Form of Stock Option Agreement for THQ Inc.'s Nonexecutive Employee Stock Option Plan, filed with the Securities and Exchange Commission as Exhibit 4.10 to THQ Inc.'s Registration Statement on Form S-8 on June 21, 2002 (File No. 333-90986), and incorporated herein by reference.

*
Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 4, 2003.

**
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 14, 2003.

***
Filed herewith.

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  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
Exhibit Index